THE LIMITED LIABILITY COMPANY INTERESTS DESCRIBED HEREIN HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE SECURITIES ACT OF ANY STATE OR OTHER JURISDICTION. NO SALE, OFFER TO SELL, OR OTHER TRANSFER OF THESE INTERESTS MAY BE MADE BY A MEMBER UNLESS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT, OR UNLESS, IN THE OPINION OF COUNSEL TO THE JMD INNOVATIONS, LLC, THE PROPOSED DISPOSITION FALLS WITHIN A VALID EXEMPTION FROM OR IS NOT SUBJECT TO THE REGISTRATION PROVISIONS OF THOSE ACTS.

SECOND AMENDED AND RESTATED OPERATING AGREEMENT
of
JMD INNOVATIONS, LLC

THIS AMENDED AND RESTATED OPERATING AGREEMENT (this "**Agreement**") is made this 1st day of April, 2022 (the "**Effective Date**"), by and among the members of the Company who have executed this Agreement and the Company.

EXPLANATORY STATEMENT

JMD Innovations, LLC (the "**Company**") was formed as a Maryland limited liability company on January 11, 2018.

From March 14, 2018 until December 9, 2020, the Company was governed by an Operating Agreement dated March 14, 2018 among David J. Hirshfeld, Frederick Michael Gugat, and Dr. Jay S. LeBow, D.P.M (the "**Initial Members**") which was amended and replaced by the First Amended and Restated Operating Agreement of the Company dated December 9, 2020 (the "**Prior Agreement**") among the Initial Members and Sameel Osuri (collectively, the "**Founder Members**").

The Founder Members of the Company have approved the admission of additional members to the Company and the creation of new classes of membership interests, and together with such new members now desire to amend and restate the Prior Agreement on the terms and conditioned contained herein.

In consideration of the mutual promises herein contained, the Members, intending legally to be bound, agree as follows:

Section I
Defined Terms

As used herein, the following terms have the meanings respectively set forth after each one:

"**Act**" means the Maryland Limited Liability Company Act, as amended from time to time.

"**Adjusted Capital Account Deficit**" means, with respect to any Member, the deficit balance, if any, in the Member's Capital Account as of the end of the relevant taxable year, after giving effect to the following adjustments: (i) the deficit shall be decreased by any amounts which the Member is obligated to restore pursuant to Regulation Section 1.704-1(b)(2)(ii)(c) or is deemed obligated to restore pursuant to Regulation Section 1.704-2; and (ii) the deficit shall be increased by the items described in Regulation Sections 1.704-1(b)(2)(ii)(d)(4), (5), and (6). This definition is intended to comply with the provisions of Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

"**Adjusted Capital Balance**" means, with respect to any Member as of any day, that Member's total Capital Contribution then actually paid into or made to the Company, less all amounts actually distributed to the Member pursuant to Section 4.3 hereof, provided that the Adjusted Capital Balance of any Member shall not be less than zero. If any Member transfers all or any portion of such Member's membership interest in accordance with the terms of this Agreement, the transferee shall succeed to the Adjusted Capital Balance of the transferor.

"**Advisory Board**" means those individuals designated as advisors by the Board pursuant to Section V.

"**Affiliate**" means, when used in reference to a specified Person, (i) any Person that, directly or indirectly, through one or more intermediaries, Controls, or is Controlled by, or is under common Control with, the specified Person or any of such Person's members, partners, shareholders, officers, directors or trustees, (ii) any Person who is a member, partner, shareholder, officer, director or trustee of, or serves in a similar capacity with respect to, the specified Person, or of which the specified Person is or any of its members, partners, shareholders, officers, directors or trustees is a member, partner, shareholder, officer, director or trustee, or serves in a similar capacity, (iii) any Person that, directly or indirectly, is the beneficial owner of 25% or more of any class of its equity securities, or (iv) any family member of the specified Person or if any of its members, partners, shareholders, officers, directors or trustees.

"**Board**" means the Board of Managers of the Company, and each member of the Board is referred to as a "**Manager**".

"**Book Value**" means the value of the Company determined by subtracting the total liabilities of the Company from the total assets of the Company (excluding any valuation for goodwill); provided that any proceeds from any life insurance policy received or due to be received by the Company and the cash value of such policies, if any, shall not be included in the determination of Book Value. All computations and calculations required to be made under the terms hereof shall be made by the regular independent accountant for the Company using the accrual basis method of accounting regardless of the method used by the Company in maintaining its financial books and records and using, in connection with such method and where applicable in his sole discretion, generally accepted accounting principles, applied on a basis consistent with the manner in which the Company's financial books and records are maintained.

"**Capital Contribution**" shall mean, with respect to any Member, the amount of money and the fair market value of any property (other than money) contributed to the Company with respect to the membership interest in the Company held by the Member.

"**Capital Proceeds**" means the proceeds received from a Capital Transaction.

"**Capital Transaction**" means any transaction not in the ordinary course of business which results in the Company's receipt of cash or other consideration other than Capital Contributions, including, without limitation, proceeds from a Change of Control of the Company.

"**Cause**" means, with respect to a Class B Member (or a Founder Member that owns a Class B Member if an entity): such Person is convicted, pleads guilty, or is found liable in a criminal or civil proceeding of fraud, misappropriation, embezzlement, financial dishonesty, any act constituting moral turpitude, or gross negligence, in each case, that is materially injurious to the Company or any of its Affiliates.

"**Change of Control**" shall mean, in one transaction or series of related transactions, (i) the closing of the sale, transfer, exclusive license or other disposition of all or substantially all of the Company's assets, (ii) the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of Interests of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the Interests of the Company or the surviving or acquiring entity in substantially the same proportions as immediately prior to such transaction or related transactions), (iii) the closing of the Transfer of Units/Interests (whether by merger, consolidation or otherwise) to a Person or group of Affiliated Persons who are not Affiliates of the Member making the Transfer, if, after such closing, such Person or group of Affiliated Persons would hold 50% or more of the outstanding voting power of the Company (or the surviving or acquiring entity), (iv) any liquidation, dissolution or winding up of the Company, or (v) any restructuring or recapitalization involving the Company or its subsidiaries, including any material divestiture, break-up or spin-off.

"**Class**" means a class of Interest with the same rights attendant thereto.

"**Class A Member**" or "**Class A Members**" means and refers to the Person or Persons designated as a Class A Member or Class A Members on Attachment A to this Agreement.

"**Class B Member**" or "**Class B Members**" means and refers to the Person or Persons designated as a Class B Member or Class B Members on Attachment A to this Agreement. Class B Members may be issued Profits Interests or full capital Interests.

"**Class C Member**" or "**Class C Members**" "means and refers to the Person or Persons designated as a Class C Member or Class C Members on Attachment A to this Agreement. For all purposes under this Agreement, and to the fullest extent permitted by law, the Interests held by Class C Members shall not entitle the Member holding such Interests to any vote on any matters before the Members, or to inspect the books and records of the Company, except as otherwise explicitly stated herein. Interests held by Class C Members shall be Profits Interests.

"**Code**" shall mean the Internal Revenue Code of 1986, as amended.

"**Company**" shall mean the limited liability company formed in accordance with this Agreement.

"**Consent**" means, that unless this Agreement provides for the Required Consent, the approval of one or more Class of Members holding a majority of the voting Percentages then held by such Class or Classes of Members and who or which are entitled to vote on a matter. In the event a matter requires the Consent of Members of more than one Class, unless otherwise provided herein, such Members of such Classes shall vote together, and their votes shall be counted, as if they were voting as one single combined class. Those Percentages held by Members not entitled to vote shall not be considered in determining Consent.

"**Consent of the Board**" means the approval of a majority of the whole number of Managers.

"**Control**" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise, and "Controlled" and "Controlling" shall have the correlative meanings. "Control" may be deemed to exist notwithstanding that a Person owns or holds, directly or indirectly, less than 25% of the voting or beneficial equity interest in another Person.

"**Hurdle Amount**" means an amount not less than the amount determined by the Board to be necessary to cause any Profits Interest granted pursuant to Section 4.8.5 to constitute a "profits interest" in the Company within the meaning of Revenue Procedure 93-27, 1993-2 C.B. 343, as clarified by Revenue Procedure 2001-43, 2001-2 C.B. 191.

"**Interest**" means a Person's share of the Profits and Losses of, and the right to receive distributions from, the Company.

"**Interest Holder**" means any Person who holds an Interest, whether as a Member or as an unadmitted assignee of a Member.

"**Involuntary Withdrawal**" means, with respect to any Member, the occurrence of any of the following events:

(i) the Member makes an assignment for the benefit of creditors;

(ii) the Member files a voluntary petition of bankruptcy;

(iii) the Member is adjudged bankrupt or insolvent or these is entered against the Member an order for relief in any bankruptcy or insolvency proceeding;

(iv) the Member files a petition seeking for the Member any reorganization, arrangement, composition, readjustment, liquidation, dissolution, or similar relief under any statute, law, or regulation;

(v) the Member seeks, consents to, or acquiesces in the appointment of a trustee for, receiver for, or liquidation of the Member or of all or any substantial part of the Member's properties;

(vi) the Member files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the Member in any proceeding described in Subsections (i) through (v);

(vii) any proceeding against the Member seeking reorganization, arrangement, composition, readjustment, liquidation, dissolution, or similar relief under any statute, law, or regulation, continues for one hundred twenty (120) days after the commencement thereof, or the appointment of a trustee, receiver, or liquidator for the Member or all or any substantial part of the Member's properties without the Member's agreement or acquiescence, which appointment is not vacated or stayed for one hundred twenty (120) days or, if the appointment is stayed, for one hundred twenty (120) days after the expiration of the stay during which period the appointment is not vacated;

(viii) if the Member is acting as a Member by virtue of being a trustee of a trust, the termination of the trust;

(ix) if the Member is a partnership or limited liability company, the dissolution and commencement of winding up of the partnership or limited liability company;

(x) if the Member is a corporation, the dissolution of the corporation or the revocation of its charter;

(xi) if the Member is an estate, the distribution by the fiduciary of the estate's entire interest in the Company;

(xii) if the Member is a Class B Member, the commission by the Class B Member (or a Founder Member that owns a Class B Member if an entity) of any act constituting Cause; or

(xiii) if the Member Transfers, attempts to Transfer or allows a Transfer of all or any portion of its Interest except as specifically allowed pursuant to this Agreement.

"**Managers**" means those Persons appointed as Managers pursuant to Section V.

"**Material Breach**" means, with respect to a Class B Member (or a Founder Member that owns a Class B Member if an entity): the material breach by such Class B Member of this Agreement or his or her written employment agreement, if any, or any other written agreement between the Company and such Class B Member, including but not limited to the intentional unauthorized disclosure or use of the Company's confidential information, the deliberate and intentional misappropriation of any of the Company's intellectual property, or a violation of any restrictive covenants to which such Class B Member is bound. To the extent a bona fide dispute arises as to whether a Material Breach has occurred, such dispute shall be submitted to binding arbitration pursuant to the provisions of this Agreement.

"**Maximum Tax Liability**" means, for any taxable year, the sum of the hypothetical federal, state, and local taxes which shall be determined by multiplying the Company's taxable income (as determined under Section 703 of the Code including items required to be separately

stated under Section 703(a)(1) of the Code) for such year by (i) for purposes of determining the hypothetical federal tax, the highest marginal federal income tax rate in effect for such year (including any surtax or surcharge) and (ii) for purposes of determining state and local taxes, the highest effective state and local tax rate, as the case may be, imposed on such taxable income, taking into account state and local rates in effect in any jurisdiction in which any Member is subject to a tax on its allocable share of the Company's taxable income. In the case of any Member which is an entity treated as a pass-through tax entity for federal, state, or local purposes, the partners, members, beneficiaries, or shareholders (as the case may be) of such entity shall be considered as Members for purposes of applying the immediately preceding sentence.

"**Member**" shall mean each Person signing this Agreement and any Person who subsequently is admitted as a member of the Company of any class of membership; and "**Members**" means the Members collectively.

"**Minimum Gain**" has the meaning set forth in Regulation Section 1.704-2(d). Minimum Gain shall be computed separately for each Member, applying principles consistent with both the foregoing definition and the Regulations promulgated under Section 704 of the Code.

"**Net Cash Flow**" shall mean, for any taxable year of the Company, the sum of (i) cash receipts from operations of the Company (including amounts previously set aside as reserves where and to the extent that those amounts are no longer regarded as reasonably necessary in the efficient conduct of the business of the Company); plus (i) any other income or receipts of the Company, excluding Capital Contributions and Capital Proceeds; less (iii) all operating expenses actually paid, all loan payments paid, any cash expenditures for capital improvements, and any reserves which the Managers deem necessary or prudent to be set aside for future repairs, replacements, and improvements or to meet working capital requirements, future liabilities, and contingencies of the Company, and less (iv) "guaranteed payments" within the meaning of Code Section 707(c).

"**Officers**" means the Person or Persons designated in, or in accordance with, Article V to which the power to manage the day-to-day operations of the Company have been delegated by the Board, and any Person appointed as an additional or successor Officer.

"**Percentage**" shall mean the percentage from time to time set forth beside the name of a Member on Attachment A to this Agreement, as amended from time to time, and refers to a Member's fractional share of the Interests held by all Members, expressed as a percentage, determined by dividing the number of Units owned by a Member by the total Units owned by all Members, or a particular Class of Members, as the case may be.

"**Person**" shall mean and includes an individual, corporation, company, association, limited liability company, trust, estate, or other entity.

"**Profit**" and "**Loss**" shall mean, for each taxable year of the Company or other period, an amount equal to the Company's taxable income or loss for the year or period, determined in accordance with Code Section 703(a), with the following adjustments: (i) all items of income, gain, loss, deduction, or credit required to be stated separately pursuant to Code Section 703(a)(1)

shall be included in computing the Company's taxable income or loss; (ii) any tax-exempt income of the Company, not otherwise taken into account in computing Profit or Loss, shall be included in computing the Company's taxable income or loss; and (iii) any expenditures of the Company described in Code Section 705(a)(2)(B) (or treated as such pursuant to Regulation Section 1.704-1(b)(2)(iv)(h)(i)) and not otherwise taken into account in computing Profit or Loss, shall be subtracted from taxable income or loss, and (iv) any gain, loss, or income resulting from any taxable disposition of Company property shall be computed in accordance with rules prescribed under Section 704(c) of the Code in the event the property was contributed to the Company.

"**Profits Interest**" means an interest in the profits of the Company satisfying the requirements for a partnership interest transferred in connection with the performance of services, as set forth in IRS Revenue Procedure 93-27, 1993-2 C.B. 343 (June 6, 1993) and IRS Revenue Procedure 2001-43, 2001-2 C.B. 191 (Aug. 3, 2001), unless superseded by IRS Notice 2005-43, 2005-24 I.R.B. 1221 (May 20, 2005), in which case, as set forth in Proposed Treasury Regulations Section 1.83-3(1), Notice 2005-43 and any similar or related authority. All Profits Interests issued by the Company shall have a Hurdle Amount determined by the Board. Profits Interests may be granted to Class B Members or Class C Members.

"**Regulation(s)**" shall mean the Treasury Regulations, including Temporary Regulations, from time to time adopted under the Code.

"**Required Consent**" shall mean the Consent of the Class B Members holding at least two-thirds (2/3) of the Class B Percentages then held by all Class B Members and who or which are entitled to vote on a matter.

"**Transfer**" shall have the meaning ascribed in Section 3.2.

"**Unit**" or "**Units**" means the relative ownership Interests of the Interest Holders of the Company. The number of Units issued to an Interest Holder at any point in time, when compared to the total outstanding Units of the Company, shall equal the Percentage of the Interest Holder. With respect to a particular Class of Interest, the Percentage of that Class shall be determined by dividing the number of Units owned by a Class Member by the total number of Units of that Class. Each Unit shall represent an undivided ownership Interest in the Company. The number and class of Units in the Company owned by each Member shall be shown next to the name of such Member in Attachment A attached hereto.

Other terms are defined throughout the text of this Agreement.

Section II
Formation; Name; Purpose; Term

2.1 Organization. The Company has been formed as a Maryland limited liability company under the Act pursuant to Articles of Organization filed with Maryland State Department of Assessments and Taxation ("**SDAT**") on January 11, 2018. The Articles of Organization are hereby ratified, confirmed and approved by the Members.

2.2 Name. The name of the Company shall be "**JMD Innovations, LLC**."

2.3 Purpose. The Company is organized for the purpose of engaging in and conducting all and every kind of lawful business, including, but not limited to, creating and distributing children's footwear and other apparel.

2.4 Term. The Company was organized at the time the Articles of Organization were filed with SDAT. It shall have a perpetual existence, unless sooner dissolved pursuant to Section 6 of this Agreement.

2.5 Principal Office; Resident Agent. The address of the Principal Office of the Company shall be 9220 Pulaski Highway, Baltimore, MD 21220, or at such other location as the Class B Members shall determine, from time to time. The name and address of the Resident Agent of the Company is David Hirshfeld, 9220 Pulaski Highway, Baltimore, MD 21220.

Section III
Membership

3.1 Members. The name, Class, Units and initial Percentage of each Member are set forth on Attachment A to this Agreement.

3.2 Issuance of Additional Interest. All Members acknowledge that each Member's Interest and rights attendant thereto may be diluted and/or changed upon a subsequent issuance of Interests to new Members and/or upon the issuance of additional Interests to existing Members. Prior to the issuance of additional Class A Interests or such other Classes of Interest (other than Class B Interests) (the "**Additional Interest**"), the Company shall first offer such Additional Interest to the Class A and Class B Members in proportion to their Percentages in the Company. In the event of an issuance of additional Interests to an existing Member or the admission and issuance of Interests of and to new Members, all Members of every Class shall be diluted proportionately based on their Percentages, without regard to Class. All Members acknowledge that the terms under which any Interest in the Company are issued subsequent to this Agreement may be substantially different than the terms under which each Member received his/her/its Interests, including the consideration payable for such Interests, the allocation of Profits and Losses with respect to such Interests and the priority of distributions payable by the Company to new Members. Notwithstanding the admission of additional Members to the Company and/or the subsequent issuance of Interests, each Member's rights duties and obligations shall be governed by the terms of this Agreement as it shall be amended from time to time. Any issuance of additional Class B Interests to any Class B Member or an Affiliate of a Class B Member without the payment of any consideration or for the payment of nominal consideration shall require the unanimous consent of the Board.

Section IV
Capital Contributions; Capital Accounts; Distributions; Profit and Loss Allocations

4.1 Capital Contributions. The initial Capital Contribution of each Member is set forth on the signature page of the Subscription Agreement executed by the Member and returned to the Company at the time each Member made its Capital Contribution to the Company. No Member shall be required to contribute any additional capital to the Company or shall have any personal liability for obligations of the Company unless such obligations are agreed to by such Member in

writing. The Members shall not be paid interest on their respective Capital Contributions. Except as otherwise provided herein, no Member shall have the right to receive any return of the Member's Capital Contribution. If a Member is entitled to receive a return of the Member's Capital Contribution, the Company may, at its option, distribute cash, notes, property, or a combination thereof to the Member in return for the Member's Capital Contribution. No Member shall be personally liable for the return or repayment of all or any portion of the contributions of any other Member; any return or repayment shall be made solely from assets of the Company.

4.2 Capital Accounts. A capital account ("Capital Account") shall be maintained for each Interest Holder on the books of the Company in compliance with the provisions of Regulation Section 1.704-1(b). Each Interest Holder's Capital Account shall be increased by the Interest Holder's Capital Contributions, the amount of any Company liabilities assumed by the Interest Holder (or which are secured by Company property distributed to the Interest Holder), the Interest Holder's allocable share of Profit, and any item in the nature of income or gain specially allocated to such Interest Holder pursuant to the provisions of Section 4.6. Each Interest Holder's Capital Account shall be decreased by the amount of money and the fair market value of any Company property distributed to the Interest Holder, the Interest Holder's allocable share of Loss, and any item in the nature of expenses or losses specially allocated to the Interest Holder pursuant to the provisions of Section 4.6. If any Interest is transferred pursuant to the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent the Capital Account is attributable to the transferred Interest. If the Book Value of Company property is adjusted pursuant to Section 4.8.6, the Capital Account of each Interest Holder shall be adjusted to reflect the aggregate adjustment in the same manner as if the Company had recognized gain or loss equal to the amount of such aggregate adjustment. Each Interest Holder's Capital Account shall be further adjusted as necessary for the Interest Holders' Capital Accounts to be determined and maintained in accordance with the Regulations adopted under §704 of the Code, including those provisions applicable to contributions and distributions of property to the extent applicable. It is intended that the Capital Accounts of all Interest Holders shall be maintained in compliance with the provisions of Regulation §1.704-1(b), and all provisions of this Agreement relating to the maintenance of Capital Accounts shall be interpreted and applied in a manner consistent with that Regulation.

4.3 Distributions of Net Cash Flow and Capital Proceeds.

4.3.1 Net Cash Flow. For each taxable year of the Company, Net Cash Flow shall be distributed, at such times as the Managers shall determine, in the following order of priority: to all Members of every Class in proportion to their respective Percentages. Notwithstanding anything to the contrary containing in this Section 4.3.1, it is the intent of the Company to make annual distributions from available Net Cash Flow to each Member in an amount that is at least equal to the Maximum Tax Liability for each year allocable to each Member (the "**Minimum Distribution**"). It is further the intent of this Section 4.3.1 that if any additional amounts shall be required to be distributed so that the Minimum Distribution shall have been made for a particular fiscal year, such additional amounts may be made on or before April 1 of the following year, and shall only be required to be made from Net Cash Flow which is determined by the Managers to be available.

4.3.2 Capital Proceeds. Capital Proceeds shall be distributed and applied by the Company in the following order and priority:

(i) to the payment of all expenses of the Company incident to the Capital Transaction; then

(ii) to the payment of debts and liabilities of the Company then due and outstanding (including all debts due to any Interest Holder); then

(iii) to the establishment of any reserves which the Managers deem necessary for liabilities or obligations of the Company; then

(iv) the extent that the Adjusted Capital Balance of any Interest Holder exceeds zero, such distribution shall be made 100% to the Interest Holders in proportion to their Adjusted Capital Balances until their respective Adjusted Capital Balances are reduced to zero; and

(v) thereafter, the balance, to the Interest Holders in proportion to their Percentages, irrespective of Class, subject to Section 4.3.3 below.

4.3.3 Limitations on Distributions to Profits Interest Holders. The holder of a Profits Interest shall share in distributions only to the extent provided for in this Agreement. It is the intention of the parties to this Agreement that distributions to any holder of a Profits Interest be limited to the extent necessary so that the related Interest constitutes a Profits Interest that carries with it no initial Capital Account balance, constitutes an interest only in the future Profits of the Company after the date of grant and that, if immediately following the issuance of a Profits Interest pursuant to this Agreement, all of the Company's assets were to be sold and the proceeds therefrom were to be distributed to the Members in liquidation of the Company, no distributions would be made with respect to the holders of a Profits Interest. In furtherance of the foregoing, and notwithstanding anything to the contrary in this Agreement, the Managers shall limit any distributions from a Capital Transaction to any holder of a Profits Interest so that such distributions do not exceed the profits, or capital distributions above the applicable Hurdle Amount. Available Profits shall include the aggregate amount of Profit and unrealized appreciation in all of the assets of the Company between the date of issuance of such Profits Interest and the date of such distribution, it being understood that such unrealized appreciation shall be determined on the basis of the Hurdle Amount applicable to such Profits Interest. In the event that a Profits Interest holder's distributions and allocations are reduced pursuant to the preceding sentence, an amount equal to such excess distributions shall instead be allocated to other Members (including those Profits Interest holders that exceeded their Hurdle Amount) pro rata in proportion to their Percentages.

4.4 Distributions on Dissolution. Upon the dissolution of the Company, after (i) payment of, or adequate provision for, the debts and obligations of the Company to creditors, (ii) the allocation of Profit or Loss in accordance with Section 4.5 hereof, the remaining assets of the Company (or the proceeds of the sale or other dispositions and liquidation of the Company assets) shall be distributed to the Members in accordance with Section 4.3.

4.5 Allocation of Profit or Loss. Except as provided in Section 4.6, Profits and Losses for any fiscal year shall be allocated among the Members in such manner that, as of the end of such fiscal year, the sum of (i) the Capital Account of each Member, (ii) such Member's share of "minimum gain" (as determined according to Treasury Regulation Section 1.704-2(g)), and (iii) such Member's "partner nonrecourse debt minimum gain" (as defined in Treasury Regulation Section 1.704-2(i)(3)) shall, to the extent possible, be equal to the respective net amount, positive or negative, that would be distributed to such Member under this Agreement, determined as if the Company were to liquidate its assets for an amount equal to their Book Value and the Company were to distribute the proceeds of liquidation pursuant to Section 4.3.2 and Section 4.4. Except to the extent required by law, no Member will be required to restore any deficit balance in its Capital Account to the Company. Losses allocated to a Member shall not exceed the amount that can be so allocated without causing the Member to have a negative Capital Account balance at the end of such taxable year.

4.6 Special Allocations of Items in the Nature of Income or Gain. Notwithstanding the allocations of Profit or Loss as set forth in Section 4.5:

4.6.1 If a Member unexpectedly receives any adjustment, allocation, or distribution described in Regulation Section 1.704-1(b)(2)(ii)(d)(4), (5), or (6) which causes the Member to have an Adjusted Capital Account Deficit, items of Company income and gain shall be specially allocated to that Member in an amount sufficient to eliminate, to the extent required by the Regulations, the Adjusted Capital Account Deficit of the Member as soon as possible. If there is a net decrease in Minimum Gain during any taxable year, and if any Member has an Adjusted Capital Account Deficit as of the last day of that taxable year which exceeds the Member's share of the Minimum Gain as of that day, then all items of gross income and gain of the Company for that taxable year (and, if necessary, for subsequent taxable years) shall be allocated to those Members in the amount and in the proportions required to eliminate the excess as soon as possible. This subsection is intended to comply with, and shall be interpreted consistently with, the "minimum gain chargeback" provisions of the Regulations promulgated under Code Section 704(b).

4.6.2 No Member shall be allocated Losses or deductions if the allocation causes the Member to have an Adjusted Capital Account Deficit. If a Member receives (i) an allocation of Loss or deduction (or item thereof) or (ii) any distribution which causes the Member to have an Adjusted Capital Account Deficit at the end of any taxable year, then all items of income and gain of the Company (consisting of a pro rata portion of each item of Company income, including gross income and gain) for that taxable year shall be allocated to that Member, before any other allocation is made of Company items for that taxable year, in the amount and in proportions required to eliminate the deficit as soon as possible. This Subsection is intended to comply with, and shall be interpreted consistently with, the "qualified income offset" provisions of the Regulations promulgated under Code Section 704(b).

4.7 Tax Allocations. In accordance with Code Section 704(c) and the Regulations thereunder, income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take into account any variation between the adjusted basis of the property to the Company for federal income tax purposes and its fair market value at the time of contribution.

4.8 General.

4.8.1 Timing of Distributions. Except as otherwise provided in this Agreement, the timing and amount of all distributions shall be determined by the Managers.

4.8.2 Valuation. If any assets of the Company are distributed in kind to the Members, those assets shall be valued on the basis of their fair market value, and any Member entitled to any interest in those assets shall receive that interest as a tenant-in-common with all other Members so entitled. Unless the Members otherwise agree, the fair market value of the assets shall be determined by an independent appraiser who shall be selected by the Managers in the Managers' sole discretion. The Profit or Loss for each unsold asset shall be determined as if the asset had been sold at its fair market value, and the Profit or Loss shall be allocated as provided in Section 4.5 and shall be properly credited or charged to the Capital Accounts of the Members prior to the distribution of the assets in liquidation pursuant to Section 4.4.

4.8.3 Allocations and Distributions. An assignee of a Member's Interest shall be entitled to receive distributions of cash or other property from the Company and allocations of Profits and Losses attributable to the Interest acquired by reason of the Transfer from and after the effective date of the Transfer; however, anything herein to the contrary notwithstanding, the Company and the Class B Members shall be entitled to treat the transferor of the Interest as the absolute owner thereof in all respects, and shall incur no liability for allocations of Profits, Losses, or distributions which are made in good faith to the transferor, until all conditions set forth in Sections 3.2 and 3.4 have been met and the duly executed written instrument of Transfer has been received by the Company and recorded on its books and the effective date of the Transfer has passed. If the Company has actual notice of a Transfer of a membership Interest, and has consented to the Transfer if required by this Agreement, the date on which the transferee shall be deemed a transferee of record shall be the first day of the month following the date of Transfer by the Company, unless the Class B Members agree to accept some other effective date. Profits or Losses for an accounting year allocable to any membership interest which may have been Transferred during the year shall be allocated between the transferor and the transferee on the basis of the number of days in the year that each was recognized as the Member for purposes of this Section 4, except that in the case of the sale or exchange of all or a substantial part of the Company's assets, any Profits or Losses resulting therefrom shall be allocated among those persons who are actually Members on the date of the sale or exchange (in accordance with the other provisions of this Agreement).

4.8.4 Amendments. The Managers are hereby authorized, upon the advice of the Company's tax counsel, to amend this Section 4 to comply with the Code and the Regulations promulgated under Code Section 704(b); provided, however, that no amendment shall materially affect distributions to a Member without the Member's prior written consent.

4.8.5 Profits Interests.

(a) The Board shall have the right, but not the obligation, to cause the Company to grant Interests that are "profits interest" within the meaning of Rev. Proc. 93-27, 1993-2 C.B. 343 and Rev. Proc. 2001-43 (the "**Profits Interests**"), and not an interest in the capital of the Company. Any Profits Interests shall be issued either (i) for services rendered or to be

rendered by management personnel to the Company, or (ii) for such other consideration as determined by the Board, and as such, the holders of such Profits Interests (the "**Profits Interest Members**") shall not be required to make any cash Capital Contributions in exchange for such Units. Such Profits Interests shall be entitled to the distributions provided for in this Section IV and shall be subject to such restrictions, terms and conditions set forth below. The grant of any Profits Interests to Class C Members may be subject to vesting requirements as determined by the Board and indicated in the grant agreement awarding such Interests, which grant agreement shall also include any forfeiture provisions, restrictions on Transfer and repurchase rights of the Company for any vested Profits Interests. The Company shall maintain records reflecting the number of Profits Interests held by each Profits Interest Member from time to time. All Profits Interests issued shall be subject to a Hurdle Amount which the Board determines to be reasonably necessary to cause any such Profits Interests to constitute "profits interests" under the exiting IRS published ruling guidance. Any such Profits Interests may be designated in such manner as determined appropriate by the Board to identify the different economic rights which relate to such Interests and shall be reflected on Exhibit A hereto.

(b) Pursuant to IRS Rev. Proc. 2001-43 as it existed as of January 1, 2005, and in order that all Interests that are intended to be Profits Interest Units issued pursuant to this Agreement be treated as having been received by Profits Interest Members on the date of grant for federal income tax purposes , and shall have a liquidation value and Capital Account of zero on the date of initial grant thereof, except to the extent of any cash paid or property contributed in exchange for such issuance.

(c) The Company and each Profits Interest Member agree that the Profits Interest Member will be treated as the owner of the Profits Interests from the date of original grant and the Profits Interest Member will take into account his, her or its distributive share of Company income, gain, loss and deduction attributable to such Interest in computing his, her or its income tax liability from and after the date of grant, and

(d) at the date of grant of the Profits Interests, neither the Company nor any Member shall deduct any amount as wages, compensation or otherwise with respect to the fair market value of the Profits Interests.

(e) By executing this Agreement, each Member authorizes and directs the Company to elect to have the "Safe Harbor" described in the proposed Revenue Procedure set forth in Internal Revenue Service Notice 2005-43 (the "**IRS Notice**"), or any successor guidance or provision, apply to any Profits Interest Units held by. For purposes of making such Safe Harbor Election, the "partnership representative" is hereby designated as the "partner who has responsibility for federal income tax reporting" by the Company and, accordingly, execution of such Safe Harbor Election by the partnership representative constitutes execution of a "Safe Harbor Election" in accordance with Section 3.03(1) of the IRS Notice. The Company and each Member hereby agree to comply with all requirements of the Safe Harbor described in the IRS Notice, including, without limitation, the requirement that each Member shall prepare and file all federal income tax returns reporting the income tax effects of an Interest that qualifies for the Safe Harbor in a manner consistent with the requirements of the IRS Notice. A Member's obligations to comply with the requirements of this Section shall survive such Member's ceasing to be a Member of the Company and/or the termination, dissolution, liquidation and winding up of the

Company, and, for purposes of this Section the Company shall be treated as continuing in existence. Each Member authorizes partnership representative to amend this Section to the extent necessary to achieve substantially the same or similar tax treatment with respect to any Interest in the Company transferred to a service provider by the Company in connection with services provided to the Company as set forth in Section 4 of the IRS Notice (e.g., to reflect changes from the rules set forth in the IRS Notice in subsequent Internal Revenue Service guidance); provided that such amendment does not result in disproportionately adverse treatment of any other Member as compared to the treatment of a Member holding similar Interests. Each Class C Member that receives a Profits Interest covenants to make a timely and effective election under Code Section 83(b) with respect to the Profits Interest and shall promptly provide a copy to the Company.

4.8.6 Contributed Property and Book-Ups. In accordance with Code Section 704(c) and Regulations thereunder, income, gain, loss, and deduction with respect to any property contributed (or deemed contributed) to the Company shall, solely for tax purposes, be allocated among the Interest Holders so as to take account of any variation between the adjusted basis of the property to the Company for federal income tax purposes and its fair market value at the date of contribution (or deemed contribution). If the adjusted Book Value of any Company asset is adjusted as provided herein, subsequent allocations of income, gain, loss, and deduction with respect to the asset shall take account of any variation between the adjusted basis of the asset for federal income tax purposes and its adjusted Book Value in the manner required under Code Section 704(c) using one of the methods selected by the Managers described in Regulation Section 1.704-3.

Section V
Management: Rights, Powers, and Duties

5.1 Management.

5.1.1 Managers. Subject to the restrictions set forth elsewhere in this Agreement, the day to day management of the Company shall be vested in the Board of Managers, and the Managers shall have full control over the business and affairs of the Company. Subject to the Member approval requirements set forth herein, the Board shall have the power on behalf and in the name of the Company to carry out any and all of the objectives and purposes of the Company and to perform all acts and enter into and perform all contracts and other undertakings which the Board deems necessary or advisable or incidental thereto. Each Manager is authorized to execute any agreement, instrument or document on behalf of the Company that has been approved in accordance with this Agreement. For so long as each of David Hirshfeld, Frederick Michael Gugat, Jay LeBow, and Sameel Osuri are Class B Members (or his Affiliate is a Class B Member), each such Class B Member shall be entitled to appoint one Manager. The initial Managers shall be David Hirshfeld, Frederick Michael Gugat, Jay LeBow, and Sameel Osuri. If any of the foregoing Members (or Affiliate) is no longer a Member of the Company, or if any of the events set forth in Section 8.8. occur, such Person shall no longer be entitled to appoint a Manager, and the such appointed Manager shall be removed from the Board automatically without any further action. The Board shall hold meetings as it deems appropriate at such times and dates as it determines. Notwithstanding meetings in person, any meeting of the Board may be held by any electronic means through which all participants can express their views and understand those of the other participants, including but not limited to email, telephone and video conference. Special meetings

of the Board that are not regularly scheduled meetings may be called by any Manager then in office. Except as otherwise provided in this Agreement, or as may be waived in writing by a Manager, each Manager shall be given written notice of any meeting of the Board, at least two (2) business days in advance of such meeting. Such notice shall contain all necessary information, including the time and place of the meeting and an agenda of items to be discussed or voted upon at the meeting. The Company shall make reasonable efforts to ensure that all Managers receive copies of all notices, minutes, consents, and other materials provided to the Managers in preparation for or as part of a meeting of the Board at the same time. At any meeting of the Board, a quorum shall consist of a majority of the Managers eligible to participate in such meeting. In the event that less than a quorum is present at any meeting of the Board, a majority of the Managers present may adjourn the meeting to a future time, without further notice. Except as otherwise expressly provided in this Agreement, (i) each Manager shall have one (1) vote on any matter voted on by the Board of Managers, and (ii) any action to be taken by the Board of Managers shall require the approval, in person or by proxy, of the Consent of the Board at a meeting in which a quorum is present. Notwithstanding the foregoing, the Consent of the Board and the Required Consent of the Class B Members is required to take any action that is a Major Decision (as defined herein).

5.1.2 Extraordinary Actions. The following actions shall not be taken without the Consent of the Class A Members voting as a single Class, together with the Required Consent of the Class B Members:

(i) Subject to Section IX, any amendment or modification of the Company's Articles of Organization or this Agreement which materially diminishes the rights attributable to the Class A Interests; and

(ii) A substantial change in the business activities of the Company not substantially related to the operation of the Company's principal business or in furtherance of the protection or liquidation/sale of the Company's assets.

5.1.3 Major Decisions. The following actions shall not be taken without the Required Consent of the Class B Members (each, a "**Major Decision**"):

(i) acquiring by purchase, lease, or otherwise, any real or personal property, tangible or intangible, other than in the ordinary course of business or that provide for payments to or by the Company in excess of $25,000;

(ii) hiring and termination of any employee in an executive role with compensation in excess of $75,000 per annum;

(iii) engaging any transaction between the Company and a Member or family member or Affiliate of a Member;

(iv) borrowing money for and on behalf of the Company, including, without limitation, borrowing from the Class B Members or Affiliates and, in connection therewith, execute and deliver instruments authorizing the confession of judgment against the Company, predicated that any borrowings are non-recourse;

(v) approving the annual budget (the "**Budget**");

(vi) entering into any contract or commitment for any transaction or other action that is not in the ordinary course of business, or that is in excess of the Budget by more than 10%;

(vii) engaging in any in equity, debt or other financing on behalf of the Company, and entering into any agreements on behalf of the Company governing the relationships between the Company and any such investors;

(viii) electing to exercise the drag along rights set forth in Section 8.9;

(ix) engaging in any sale, exclusive license or other disposition of all or substantially all of the Company's assets, or any merger, consolidation, share exchange, or other similar extraordinary transaction, including any Change in Control; or

(x) approving the dissolution of the Company.

5.1.4 Limitation on Authority of Members.

(i) No Member is an agent of the Company solely by virtue of being a Member, and no Member has authority to act for the Company solely by virtue of being a Member.

(ii) This Section 5.1 supersedes any authority granted to the Members pursuant to Section 4A-401 of the Act. Any Member who takes any action or binds the Company in violation of this Section 5.1 shall be solely responsible for any loss and expense incurred by the Company as a result of the unauthorized action and shall indemnify and hold the Company harmless with respect to the loss or expense.

5.1.5 Officers. The Board may delegate such of those powers and authority to Persons designated by the Board as Officers of the Company, and to such other Persons expressly designated by the Board.

5.1.6 Advisory Board. The Managers may, but shall not be required to, constitute a board of advisors (the "**Advisory Board**"). If constituted, members of the Advisory Board shall be appointed by the Board and may be removed or replaced by the Board in its sole discretion. The Advisory Board will provide advice and offer recommendations to the Board with respect to the Company's general investment, business and operational strategies as well as on governance and other policies and practice.

5.2 Meetings of and Voting by Members.

5.2.1 A meeting of the Members may be called at any time by the Required Consent of the Class B Members or by the Consent of the Class A Members and Class B Members voting together as a single Class. Meetings of the Members shall be held at the location of the Company's operations or such other place in Maryland designated by the Class B Members. Not less than five (5) nor more than ninety (90) days before each meeting, the Person calling the meeting shall give written notice of the meeting to each Member. The notice shall state the time,

place, and purpose of the meeting. Unless this Agreement provides otherwise, at a meeting of Members, the presence in person or by proxy of the Class A Members holding a majority of the Class A Interests then held by Class A Members together with the presence in person or by proxy of the Class B Members holding a majority of the Class B Interests then held by Class B Members constitutes a quorum of the Members. A Member may vote either in person or by written proxy signed by the Member or by his duly authorized attorney-in-fact.

5.2.2 Except as otherwise provided in this Agreement, the Consent of the Class A Members shall be required to approve any matter coming before the Class A Members, and the Required Consent of the Class B Members shall be required to approve any matter coming before the Class B Members.

5.2.3 In lieu of holding a meeting, the Members may vote or otherwise take action by a written instrument signed by the Required Consent or by the requisite Consent, as the case may be, representing the Percentages needed to approve or take the action.

5.2.4 Except as otherwise provided in this Agreement, wherever the Act requires unanimous consent to approve or take any action, that consent shall be given in writing and, in all cases, shall mean, rather than the consent of all Members, the Required Consent, and if there is no Class B Members, then the Consent of all the Members voting together as a single combined Class.

5.3 Personal Services.

5.3.1 No Member shall be required to perform services for the Company solely by virtue of being a Member. Unless approved by the Managers, no Member shall perform services for the Company or be entitled to compensation for services performed for the Company.

5.3.2 Managers shall not be entitled to compensation for services performed for the Company unless pursuant to a separate written agreement between the Company and such Member(s). However, upon substantiation of the amount and purpose thereof, the Managers shall be entitled to reimbursement for expenses reasonably incurred in connection with the activities of the Company.

5.3.3 Each of the Class B Members who is engaged on a full-time or a part-time basis by the Company shall be entitled to reasonable compensation for such services, as shall be determined by the Managers and approved by the Required Consent of the Class B Members. Any payments made to a Class B Member pursuant to this Section shall be considered a "guaranteed payment" within the meaning of Code section 707(c).

5.4 Limitation of Liability; Duties of Parties.

5.4.1 No present or former Manager, Officer or member of the Advisory Board (each, a "**Covered Person**") shall be liable, responsible or accountable for money damages to the Company or any Interest Holder for any action or omission by such Manager or officer on behalf of or with respect to the Company except (i) to the extent that it is proved that the Covered Person actually received an improper benefit or profit in money, property or services, for the amount of the benefit or profit in money, property or services actually received, or (ii) to the extent that a

judgment or other final adjudication adverse to the Covered Person is entered in a proceeding based on a finding in the proceeding that the Covered Person's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. No amendment or repeal of this Section shall have any effect on the rights provided in this Section with respect to any act or omission occurring prior to such amendment or repeal.

5.4.2 Except as otherwise expressly provided in Section 5.4.3 or in a separate employment agreement, nothing in this Agreement shall be deemed to restrict in any way the rights of any Member, or any Affiliate of any Member, to conduct any other business or activity whatsoever, and a Member shall not be accountable to the Company or to any other Member with respect to that business or activity even if the business or activity competes with the Company's business. The organization of the Company shall be without prejudice to the Members' respective rights (and the rights of their respective Affiliates) to maintain, expand, or diversify their other interests and activities and to receive and enjoy profits or compensation therefrom. Each Member waives any rights which the Member might otherwise have to share or participate in such other interests or activities of any other Member or the Member's Affiliates.

5.4.3 Each Member understands and acknowledges that the conduct of the Company's business may involve business dealings and undertakings with Members and their Affiliates. Notwithstanding the authority of the Managers elsewhere provided in this Agreement, but subject to the other provisions of this Section 5, all business dealings of any kind with Members or their Affiliates (such Member, the "**Potentially Conflicted Member**") shall require the approval of the Required Consent without the vote of the Potentially Conflicted Member and those dealings and shall be conducted on competitive, arm's length terms.

5.5 Indemnification. To the maximum extent permitted by Maryland law, the Company shall indemnify and hold each Covered Person harmless from and against any and all claims, actions, proceedings, losses, liabilities, damages, costs, expenses and demands incurred by or imposed upon such Covered Person (including attorneys' fees), and shall advance expenses to or for the benefit of such Covered Person, arising out of, relating to or resulting from any act or omission in connection with the Company, except to the extent that such action or failure to act was the result of willful misconduct or recklessness by the Covered Person. With respect to an employee or agent, the Company may, as determined by and in the discretion of the Required Consent, indemnify and advance expenses to such employees or agents in connection with a proceeding to the extent permitted by and in accordance with the applicable law. Neither the amendment nor repeal of this Section, nor the adoption or amendment of any other provision of this Agreement or the Articles of Organization of the Company inconsistent with this Section, shall reduce in any respect the Company's obligations under this Section with respect to any act or failure to act which occurred before the amendment, repeal, or adoption.

5.6 Power of Attorney.

5.6.1 Each Interest Holder constitutes and appoints the Managers of the Company, each acting severally and without the requirement of acting jointly, as the Member's true and lawful attorney-in-fact ("**Attorney-in-Fact**"), and in the Interest Holder's name, place, and stead, to make, execute, sign, acknowledge, and file:

(i) one or more articles of organization;

(ii) all documents (including amendments to articles of organization) which the Attorney-in-Fact deems appropriate to reflect any amendment, change, or modification of this Agreement;

(iii) any and all other certificates or other instruments required to be filed by the Company under the laws of the State of Maryland or of any other state or jurisdiction, including, without limitation, any certificate or other instruments necessary in order for the Company to continue to qualify as a limited liability company under the laws of the State of Maryland or to qualify or register to conduct business under the laws of any other state or jurisdiction;

(iv) one or more fictitious or trade name certificates;

(v) all documents which may be required to dissolve and terminate the Company and to cancel its articles of organization; and

(vi) all instruments and documents which may be required in order to effect (a) a Transfer of an Interest that an Interest Holder is obligated to Transfer in accordance with this Agreement or (b) the admission of a Class A Members to the Company.

5.6.2 The foregoing power of attorney is irrevocable and is coupled with an interest, and, to the extent permitted by applicable law, shall survive the death or disability of a Member. It also shall survive the Transfer of a membership interest, except that if the transferee is approved for admission as a Member, then, as to the transferor, this power of attorney shall survive the delivery of the transfer for the sole purpose of enabling the Attorney-in-Fact to execute, acknowledge, and file any documents needed to effect the substitution. Each Member shall be bound by any representations made by the Attorney-in-Fact acting in good faith pursuant to this power of attorney, and each Member hereby waives any and all actions and defenses which may be available to contest, negate, or disaffirm the action of the Attorney-in-Fact taken in good faith under this power of attorney. The foregoing power of attorney, which respect to any of the Managers, shall terminate upon removal or resignation of any of the Managers and shall continue with the remaining Managers and shall be assignable to any successor Manager.

Section VI
Dissolution, Liquidation, and Termination of the Company

6.1 Events of Dissolution. The Company shall be dissolved upon the occurrence of any of the following events:

6.1.1 by the affirmative vote of the Required Consent of Class B Members and the Consent of two thirds of the Percentages held by the Class B Members and the Class A Members, voting together as a combined class;

6.1.2 upon the entry of a decree of judicial dissolution with respect to the Company; or

6.1.3 the failure of the Company to have at least one Class B Member for more than ninety (90) days.

6.2 Liquidating Trustee. Upon the dissolution of the Company, the Class B Members, if there is then one or more Class B Members, shall serve as liquidating trustee and shall liquidate and reduce to cash the assets of the Company as promptly as is consistent with obtaining a fair value therefor and, unless otherwise required by the Act, shall apply and distribute the proceeds of liquidation, as well as any other Company assets, in accordance with Section 4.4. If there is then no Class B Members, the Class A Members shall serve as liquidating trustees.

Section VII
Books, Records, Accounting, and Tax Elections

7.1 Bank Accounts. All funds of the Company shall be deposited in a bank account or accounts maintained in the Company's name. The Class B Members shall determine the institution or institutions at which the accounts will be opened and maintained, the types of accounts, and the Persons who will have authority with respect to the accounts and the funds therein.

7.2 Books and Records.

7.2.1 The Board shall keep or cause to be kept complete and accurate books and records of the Company and supporting documentation of the transactions with respect to the conduct of the Company's business. The records shall include, but not be limited to, complete and accurate information regarding the state of the business and financial condition of the Company; a copy of the articles of organization and operating agreement and all amendments to the articles and operating agreement; a current list of the names and last known business, residence, or mailing addresses of all Members; and the Company's federal, state, or local tax returns.

7.2.2 The books and records shall be maintained in accordance with sound accounting practices. All books and records, except to the extent that the Class B Members, in their sole and absolute discretion, believes it to be in the Company's best interest to keep those records confidential, shall be available at the Company's principal office for examination by any Class A Member or Class B Member, or such Member's duly authorized representative at any and all reasonable times during normal business hours. Each Member shall keep all information concerning the Company confidential and shall not use it for the Member's own purposes or disclose it, or permit the disclosure of it, to any other Person.

7.2.3 Each Member shall reimburse the Company for all costs and expenses incurred by the Company in connection with the Member's inspection and copying of the Company's books and records.

7.3 Annual Accounting Period. The Company will use the calendar year as its fiscal and taxable year.

7.4 Reports. Within ninety (90) days after the end of each taxable year of the Company, the Managers shall cause to be sent to each Person who was a Member at any time during the taxable year then ended an unaudited financial statement. In addition, within ninety (90) days after the end of each taxable year of the Company, the Managers shall cause to be sent to each Person

who was a Member at any time during the taxable year then ended, that tax information concerning the Company which is necessary for preparing the Member's income tax returns for that year. At the request of any Member, and at the Member's expense, the Managers shall cause an audit of the Company's books and records to be prepared by independent accountants for the period requested by the Member.

7.5 Tax Representative. For purposes of this Section, unless otherwise specified, all references to provisions of the Code shall be to such provisions as enacted by the Bipartisan Budget Act of 2015 as such provisions may subsequently be modified. Sameel Osuri shall be the Company's initial designated "partnership representative" within the meaning of Code Section 6223 (the "**Tax Representative**") with sole authority to act on behalf of the Company for purposes of Subchapter C of Chapter 63 of the Code and any comparable provisions of state or local income tax laws. If the Company qualifies to elect pursuant to Code Section 6221(b) (or successor provision) to have Subchapter C of Chapter 63 of the Code not apply to any federal income tax audits and other proceedings, the Managers shall cause the Company to make such election. If any "partnership adjustment" (as defined in Code Section 6241(2)) is determined with respect to the Company, the Tax Representative shall promptly notify the Members upon the receipt of a notice of final partnership adjustment, and shall take such actions as directed by the Required Consent in writing within ten (10) business days after the receipt of such notice. If any "partnership adjustment" (as defined in Code Section 6241(2)) is finally determined with respect to the Company and the Tax Representative has not caused the Company to make the election under Code Section 6226, then (i) the Members shall take such actions requested by the Tax Representative, including filing amended tax returns and paying any tax due in accordance with Code Section 6225(c)(2); (ii) the Tax Representative shall use commercially reasonable efforts to make any modifications available under the Code; and (iii) any "imputed underpayment" (as determined in accordance with Code Section 6225) or partnership adjustment that does not give rise to an imputed underpayment shall be apportioned among the Members of the Company for the taxable year in which the adjustment is finalized in such manner as may be necessary (as determined by the Tax Representative in good faith) so that, to the maximum extent possible, the tax and economic consequences of the partnership adjustment and any associated interest and penalties are borne by the Members based upon their interests in the Company for the reviewed year. The obligations of each Member or former Member under this Section shall survive the transfer or redemption by such Member of its Interest and the termination of this Agreement or the dissolution of the Company. The Company shall pay and be responsible for all reasonable third party costs and expenses incurred by the Tax Representative in performing its duties as such. Each Member shall be responsible for any costs incurred by the Member with respect to any tax audit or tax-related administrative or judicial proceeding against the Member, even though it relates to the Company.

7.6 Tax Elections. The Class B Members shall have the authority to make all Company elections permitted under the Code, including, without limitation, elections of methods of depreciation and elections under Code Section 754. The decision to make or not make an election shall be at the Class B Members' sole and absolute discretion.

7.7 Title to Company Property.

7.7.1 Except as provided in Section 7.7.2, all real and personal property acquired by the Company shall be acquired and held by the Company in its name.

7.7.2 The Managers may direct that legal title to all or any portion of the Company's property be acquired or held in a name other than the Company's name. Without limiting the foregoing, the Managers may cause title to be acquired and held in the names of one or more of the Class B Members, subject to such Class B Member's consent, or in the names of trustees, nominees, or straw parties for the Company. It is expressly understood and agreed that the manner of holding title to the Company's property (or any part thereof) is solely for the convenience of the Company, and all of that property shall be treated as Company property.

Section VIII
Transfers

8.1 Transfers of Interests. Except with respect to a Transfer to a Permitted Transferee or as otherwise specifically provided in this Section VIII, Members may not sell, assign, transfer, pledge, hypothecate or otherwise dispose of or encumber their Interests (each action being referred to as a "**Transfer**") in the Company, and owners of a Member may not dispose of such ownership interest, except by the Required Consent of the Class B Members of the Company, or as otherwise provided herein. Any act in violation of this section shall be void as against the Company. Unless permitted in an award agreement granting an Interest to a Class C Member, no Interests may be transferred by any Class C Member.

8.2 Permitted Transferees. Notwithstanding the provisions of this Article VIII, Class A Members and Class B Members may Transfer their Interests, for no consideration, to the following Persons without obtaining the Required Consent and without complying with Section 8.3: (i) either outright or in trust to a Member's parents, siblings, lineal descendants, or the lineal descendants of the Member's siblings; (ii) to a trust solely for the benefit of the Member's spouse or one or more of the foregoing; or (iii) to a corporate entity wholly owned by such Member or such Member's spouse; provided, however, that the transferee shall have no right to be admitted as a Member of the Company except as set forth in Section 8.5 (each, a "**Permitted Transferee**"). Each Permitted Transferee shall have executed and acknowledged such instruments as the Board may deem necessary or desirable to effect such Transfer, including the written acceptance and adoption by the Permitted Transferee of the provisions of this Agreement.

8.3 Right of First Offer.

8.3.1 If a Class A or Class B Member (a "**Transferor**") desires to Transfer all or any portion of, or any interest or rights in the Transferor's Interest and Units (collectively, the "**Transferor Units**") to a third party pursuant to a bona fide offer from an unaffiliated third party (a "**Proposed Transfer**"), the Transferor shall provide the Company and the Class B Members with a written notice describing the Transferors Units, the price and terms of offer and stating the Transferor's desire to Transfer the Transferor Units (the "**Transfer Notice**"). The Transferor shall also provide the Company with a copy of the contract setting forth the terms of the offer and signed by independent third party (the "**Contract**"). The Class B Members, in proportion to their Class

B Percentages, or as otherwise agreed upon by the Required Consent, shall have the option (the "**Purchase Option**") to purchase all of the Transferor Units for a price and on terms (the "**Purchase Price and Terms**") equal to the price and terms received by the Transferor from an independent third party as set forth in the Contract. For purposes of clarity, any Transferor Units purchased by a Class B Member shall continue to represent a Class A Member Interest and shall not convert to a Class B Member Interest. If the Class B Members do not elect to exercise the Purchase Option with ten (10) days, the Company shall have the Purchase Option for the period of ten (10) days and if the Company does not elect to exercise the Purchase Option, then the Class A Members, in proportion to their Percentages, may elect to exercise the Purchase Option for a period of ten (10) days solely with respect to a proposed transfer of a Class A Member Interest. For the avoidance of doubt, a Class A Member shall have no right to purchase the Transferor Units of a Class B Member.

8.3.2 The Purchase Option shall be and remain irrevocable for a period (the "**Transfer Period**") ending at 11:59 P.M., local time at the Company's principal office on the thirtieth (30th) day following the date the Transfer Notice is given to the Company.

8.3.3 At any time during the Transfer Period, the Class B Members (or the Company or the Class A Members, as the case may be) may elect to exercise the Purchase Option by giving written notice of its election to the Transferor. The vote of the Transferor shall not be considered for the purpose of determining whether the Company shall elect to exercise the Purchase Option.

8.3.4 If the Class B Members (or the Company or the Class A Members, as the case may be) elect to exercise the Purchase Option, the notice of election shall fix a closing date (the "**Transfer Closing Date**") for the purchase, which shall not be earlier than five (5) days after the date of the notice of election or more than thirty (30) days after the expiration of the Transfer Period.

8.3.5 If the Class B Members (or the Company or the Class A Members, as the case may be) elects to exercise the Purchase Option, the purchase price shall be on the Purchase Price and Terms contained in the offer on the Transfer Closing Date.

8.3.6 If the Class B Members (or the Company or the Class A Members, as the case may be) fails to exercise the Purchase Option, subject to Section 8.5, the Transferor shall be permitted to offer and sell the Transferor's Interest to the transferee stated in the Contract (the "**Proposed Transferee**") for a period of ninety (90) days (the "**Free Transfer Period**") after the expiration of the Transfer Period at a price not less than and on the same terms as the Purchase Price and Terms, provided that the Proposed Transferee agrees in writing to be bound by all of the provisions of this Agreement. If the Transferor does not Transfer the Transferor Interest on such terms within the Free Transfer Period, the Transferor's right to Transfer the Transferor Units pursuant to such notice shall cease and terminate.

8.3.7 Any Transfer of the Transferor Units made after the last day of the Free Transfer Period or without strict compliance with the terms, provisions, and conditions of this Section and other terms, provisions, and conditions of this Agreement, shall be null, void, and of no force or effect.

8.4 Tag Along Right.

8.4.1 In the event any Transferor Units held by a Founder Member are not purchased by the Class B Members or the Company pursuant to Section 8.3 above, and thereafter are to be sold to a Proposed Transferee, each Class A Member and each other Class B Member, acting severally, shall have the right, but not an obligation, to participate in a Proposed Transfer and include in such Proposed Transfer a number of Units equal to the aggregate Units that the Prospective Transferee proposes to purchase multiplied by a fraction, the numerator of which is the number of Units owned by such participating Member and the denominator of which is the aggregate number of Units owned by the Founder Member and the Members that exercise this right (the "**Tag Along Right**"). The number of Units the Founder Member may sell to the Proposed Transferee shall equal the number of Units that the Prospective Transferee actually proposes to purchase minus the aggregate number of Units to be sold by the other participating Members (the "**Participating Members**"). Each Participating Member may elect to exercise its Tag Along Right and participate on a pro rata basis in the Proposed Transfer as set forth herein and otherwise on the same terms and conditions specified in the Transfer Notice.

8.4.2 Each Participating Member must give the selling Founder Member written notice to that effect within fifteen (15) days after the expiration of the Transfer Period described above, and upon giving such notice such Participating Member shall be deemed to have effectively exercised the Tag Along Right. Upon the exercise by any of the Participating Member of his or her Tag Along Right, the Founder Member shall not sell any of the Transferor Units to the Proposed Transferee pursuant to such Proposed Transfer unless the Interests and Units of the Participating Holders are included in the sale (the "**Tag Along Units**").

8.4.3 In the event of a change in the price or in any other material terms of the Proposed Transfer, the Founder Member shall notify the Class A Members and Class B Members promptly of such change, and the Class A Members and Class B Members shall have the opportunity, for a period of five days after the giving of such notice, to withdraw the exercise of their Right of First Refusal or Tag Along Right (if previously exercised) or to exercise their Right of First Refusal or Tag Along Right (if not previously exercised) to include their Tag Along Units in the Proposed Transfer.

8.4.4 Each Participating Holder who exercises the Tag Along Right to include such Participating Member's Tag Along Units in the proposed sale, shall deliver to the Founder Member or to the purchaser, not later than the time of closing of the proposed sale, an assignment of such Participating Member's Tag Along Units in accordance with the instructions of the purchaser.

8.5 Further Restrictions on Transfer. No Member shall Transfer or attempt to Transfer all or any part of its Interest/Units in the Company (i) without registration of the Interest by the Company under applicable federal and state securities laws, or unless it delivers an opinion of counsel satisfactory to the Company that registration under such laws is not required; (ii) the Interest to be sold or exchanged, when added to the total of all other Interests/Units sold or exchanged in the preceding twelve (12) consecutive months prior thereto, would not result, in the opinion of counsel to the Company, in the termination of the Company under Section 708 and (iii)

unless said Transfer, other than a Transfer to a Permitted Transferee, is consented to by the Required Consent.

8.6 Substitute Members. A transferee shall have the right to become a substitute Member if (i) the requirements of Section 8.2 through 8.5 hereof are met, (ii) such person executes an instrument satisfactory to the Managers accepting and adopting the terms and provisions of this Agreement, and (iii) such person pays any reasonable expenses in connection with such admission as a Member.

8.7 Effect of Transfer.

8.7.1 Any permitted Transfer of all or any portion of a Member's Interest in the Company will take effect on the first day of the month following receipt by the Member of written notice of Transfer. Any transferee of an Interest in the Company shall take subject to the restrictions on Transfer imposed by this Agreement.

8.7.2 If all or a portion of an Interest of a Member in the Company is Transferred or an event of Involuntary Withdrawal occurs and the transferee is not admitted to the Company as a substitute Member in the manner required under this Agreement, and neither the Class B Members nor the Company have exercised their repurchase right pursuant to Section 8.8, then the transferee shall be a mere Interest Holder in the Company; and, as a mere Interest Holder, the transferee shall have only the right to the share of Profits, Losses, and Net Cash Flow of the transferring Member and shall not have any right to vote, to participate in any respect in the management of the Company, to inspect the books and records of the Company, or to otherwise receive information from or concerning the Company.

8.8 Change in or Termination of Relationship of Class B Member with the Company.

8.8.1 Death, Disability, Incompetence, Expulsion or Withdrawal of Class B Member. In the event a Class B Member (i) is convicted, pleads guilty, or is found liable in a criminal or civil proceeding of any felony or any other act constituting moral turpitude or gross negligence that is unrelated to the Company and its business, which does not constitute Cause, and the Board, by unanimous decision (without the vote of the subject Class B Member) has determined that expulsion of the Class B Member is in the best interests of the Company, (ii) dies, becomes Disabled or is determined by a court of competent jurisdiction as incompetent to manage the Member's person or property, or (iii) withdraws from the Company in accordance with the Act, then, in each such case, (y) the Class B Member or the Class B Member's heirs, as the case may be, shall maintain ownership of the Class B Member's Interest but such Interest shall be a non-voting Interest and such Interest shall not be considered in determining the Required Consent of the Class B Members and all matters for which a vote of the Class B Members shall be required shall be determined without regard to the vote of the holders of such Interests, and (z) the Class B Member or such Class B Member's heirs, shall no longer be entitled to appoint a Manager to the Board and the Class B Member's appointee on the Board as of the date of the death, Disability, incompetence, expulsion or withdrawal shall automatically be removed from the Board without further action. For the purposes of this Agreement, a Class B Member shall be deemed to be "**Disabled**" or suffered a "**Disability**" when a Class B Member suffers or incurs an accident, illness, injury or other physical or mental incapacity which renders him materially unable to

perform his services as a Class B Member of the Company for a period of six (6) consecutive months from the commencement of such condition; provided, however, that brief and intermittent interruptions of said period of inability which are occasioned by such Class B Member's return to work shall not, by themselves, prevent that period from being one of continuous material inability to perform his said normal duties. Disability shall be determined by two (2) qualified licensed physicians selected by the Company.

8.8.2 Class B Member's Material Breach.

(i) In the event a Class B Member has taken any action that the Board, by Required Consent (excluding such Class B Member) has determined constitutes a Material Breach (subject to any dispute resolution determination set forth in Section 10.18) (a "**Breaching Member**") the other Class B Members shall have the right, but not the obligation, to purchase such Breaching Member's Interest and Units (collectively, the "**Repurchase Units**"). If within thirty (30) days of the date that the Board has determined that the Breaching Member's actions constituted a Material Breach (or 30 days following the conclusion of any arbitration proceedings if such determination is contested) (the "**Trigger Date**"), no Class B Member has elected in writing to purchase such Repurchase Units by giving notice to the Breaching Member and the Company, then the Company shall have the option to purchase such Repurchase Units by providing written notice of such election to the Breaching Member. The purchase price for Repurchase Units shall be based upon the fair market value of such Breaching Member's Interest/Units, as determined by a qualified appraiser selected by one or more qualified appraisers as set forth in Section 8.8.2(ii) below, without including any (i) discount for any parent/subsidiary structure, or (ii) minority, liquidity or lack of marketability discount (the "**Fair Market Value**"), calculated as follows based on when the Material Breach occurs:

Date of Material Breach	Purchase Price
After the Effective Date and before the first anniversary of the Effective Date	50% of Fair market Value
On or after the 1st anniversary of the Effective Date and before the 2nd anniversary of the Effective Date	60% of Fair Market Value
On or after the 2nd anniversary of the Effective Date and before the 3rd anniversary of the Effective Date	70% of Fair Market Value
On or after the 3rd anniversary of the Effective Date and before the 4th anniversary of the Effective Date	80% of Fair Market Value
On or after the 4th anniversary of the Effective Date and before the 5th anniversary of the Effective Date	90% of Fair Market Value
On or after the 5th anniversary of the Effective Date	100% of Fair Market Value

(ii) In the event the other Class B Members and/or the Company elect to purchase the Repurchase Units, the Company shall notify its regularly employed accounting firm or certified public accountant (the "**Accountant**") of such election within 10 days of such election, and the Accountant shall select an appraiser (the "**First Appraiser**") to determine the Fair Market Value and provide the Company, the Breaching Member and the other Class B Members with the name of such appraiser within 15 days of receipt of such notice from the Company. The First Appraiser shall perform an appraisal of the Repurchase Units and provide the Company, the breaching member and the other Class B Members with a written appraisal within 60 days of the date the First Appraiser was so engaged. The cost of such appraisal shall be paid by the Company. The Breaching Member shall have 10 days following its receipt of the appraisal to either accept the appraisal (in which case the value certified in such appraisal shall be the "Fair Market Value") or to submit to the Company a written objection to the appraisal. If the Breaching Member objects to the appraisal, the Breaching Member shall engage another appraiser (the "**Second Appraiser**") experienced in valuing businesses similar to the Company, at the breaching Member's cost and expense, and provide the Company with such Second Appraiser's appraisal of the Fair Market value within 60 days of providing the objection notice. The First Appraiser and Second Appraiser shall use their best efforts to resolve in good faith any difference between the two appraised values. If they are able to resolve such differences, the value they mutually agree upon shall constitute the "Fair Market Value" of the Repurchase Interests. If the First Appraiser and Second Appraiser are unable to resolve such differences within 15 days after the date of the submittal of the second appraisal, the First Appraiser and Second Appraiser shall mutually appoint a third appraiser who shall also prepare a written appraisal of the Repurchase Units. The "Fair Market Value" of the Repurchase Interests shall then be the average of the two closest appraised values, unless the lowest and highest appraisals are equidistant from the middle appraisal, in which event the middle appraisal shall establish the "Fair Market Value" of the Repurchased Units. If the First Appraiser and the Second Appraiser cannot agree on a third appraiser within 20 days after submittal of the second appraisal, the Breaching Member and the Company (or either one if the other fails) shall immediately submit the selection of the third appraiser for binding arbitration in accordance with the dispute resolution provisions of Section 10.18. The Breaching Member and the Company shall each pay one-half (½) of the costs of the third appraiser and one-half (½) of the costs of any arbitration proceedings in the event of failure to select a third appraiser.

(iii) Closing on the purchase of any Repurchase Units shall occur within ninety (90) days of the date of the Trigger Date at the principal office of the Company. At the closing on the purchase of the Interest of the Class B Member, the purchasing party or parties, as applicable shall pay the purchase price for the Interest in the following manner: twenty percent (20%) of the purchase price shall be delivered in the form of immediately available funds and the balance of the purchase price shall be paid in the form of purchasing party or party's unsecured promissory note (the "**Note**"). The Note shall be fully amortized over four (4) years from the date of the closing on the purchase, shall bear interest at the pertinent Applicable Federal Rate and shall be paid in four (4) equal and annual installments of principal and interest. Notwithstanding the foregoing, in the event that any of the annual installments payable under a Note made by the Company is in excess of Thirty-Three and One-Third Percent (33.333%) of the operating income of the Company for the previous fiscal year (as determined on an accrual basis and including a deduction for reasonable cash reserves), as shall be determined by the Company's regularly employed accounting firm or certified public accountant (the "**Installment Maximum**"), then the amount in excess of the Installment Maximum shall be deferred and shall be added to the next

regularly due payment of principal and interest under the Note, subject to the same Installment Maximum. If the Note payment in question is the last installment of principal and interest due under the Note, or is the payment due under the Note due to its maturity, and further provided that the borrower under the Note is not then in default under the Note, than the term of the Note shall be extended by one year and the deferred amount shall be paid on the extended maturity date of the Note, subject to the Installment Maximum and further one-year extension(s) of the term of the Note.

(iv) If the remaining Class B Members and the Company do not elect to purchase the Repurchase Units, then (i) the Class B Member shall maintain ownership of the Class B Member's Repurchase Units but such Interest shall be a non-voting Interest and such Interest shall not be considered in determining the Required Consent of the Class B Members and all matters for which a vote of the Class B Members shall be required shall be determined without regard to the vote of the holders of such Interests, and (ii) the Class B Member shall no longer be entitled to appoint a Manager to the Board and the Class B Member's appointee on the Board as of the date of the Trigger Date shall automatically be removed from the Board without further action.

8.8.3 Involuntary Withdrawal.

(i) In the event of an Involuntary Withdrawal of a Class B Member (other than the death of such Class B Member) (a "**Withdrawn Member**"), the other Class B Members shall have the right, but not the obligation, to purchase such Withdrawn Member's Interest and Units (collectively, the "**Withdrawal Units**"). If within thirty (30) days of the date of the Involuntary Withdrawal, or, if the Withdrawn Member has not disclosed the Involuntary Withdrawal to the Company, the date the Company has discovered the Involuntary Withdrawal (in each case, the "**Withdrawal Date**"), no Class B Member has elected in writing to purchase such Withdrawal Units, then the Company shall have the option to purchase such Withdrawal Units by providing written notice of such election to the Withdrawn Member. If the remaining Class B Members and the Company do not elect to purchase the Withdrawn Member's Withdrawal Units, then the Withdrawn Member, or his successors or assigns, as applicable, shall maintain ownership of the Withdrawn Member's Withdrawal Units, but (i) such Interest shall be a non-voting Interest and such Interest shall not be considered in determining the Required Consent of the Class B Members and all matters for which a vote of the Class B Members shall be required shall be determined without regard to the vote of the holders of such Interests, and (ii) the Withdrawn Member shall no longer be entitled to appoint a Manager to the Board and the Withdrawn Member's appointee on the Board as of the date of the Withdrawal Date shall automatically be removed from the Board without further action. The purchase price for Withdrawal Units shall be the Fair Market Value of such Withdrawn Member's Interest, determined in accordance with Section 8.7.1(i); *provided, however* that in the event the Involuntary Withdrawal of the Withdrawn Member is a result of an action constituting Cause, the purchase price shall be the Book Value of the Company multiplied by the Percentage represented by the Withdrawal Units. The closing for the purchase of the Withdrawal Units, and the payment of the purchase price for such Interest, shall be in accordance with the procedures set forth in Section 8.7.1(ii).

8.9 Drag Along Rights.

8.9.1 In the event that the Board and Class B Members (the "**Selling Members**"), by the Required Consent, determine to accept a bona fide offer from any unaffiliated third party to effectuate a Change of Control in an arms-length transaction, then, at the option of the Selling Members, after first complying with Sections 8.3 and 8.4, each of the other Members shall (i) in the case of a Change of Control structured as a sale of Interests, sell, and shall cause any transferee thereof not yet admitted as a Member to sell, all Interests owned by such Member or such transferee pursuant to such offer to purchase and (ii) in the case of a Change of Control structured as a merger, consolidation, asset sale, exclusive license or transaction requiring the vote of the Members, vote or consent to such Change of Control and waive any appraisal or dissenters rights applicable to such Change of Control (the "**Drag-Along Sale**"). Each Member shall take all execute and deliver any document or certificate, and shall take any other action, reasonably necessary to effect the Drag-Along Sale, including such instruments containing warranties as to each Member's Interests being free from all liens and encumbrances.

8.9.2 Upon the approval of a Drag Along Sale, the Selling Members shall deliver to all Members written notice of the proposed sale at least ten (10) days prior to the date of such sale requiring all Members to sell their membership interest in the Company (the "**Drag-Along Notice**"). The Drag Along Notice shall contain (i) confirmation that the third party proposes to acquire all of the Interests, (ii) the name and address of the third party, (iii) the proposed purchase price, terms of payment and other material terms and conditions of the third party's offer, and (iv) a copy of the purchase agreement. In the case of a sale of Interests, the price for the other Members' membership Interests, the manner in which consideration is paid, and all other terms and conditions, shall be identical to the price and the terms and conditions applicable to the sale of the Class B Interests. For purposes of this Section 8.9, an arms-length transaction is not one in which the purchaser is (i) the party whose Interest is to be purchased, (ii) owners of a Member or members of an owner's family (collectively an "**Owner**"), (iii) trusts for the benefit of an Owner, (iv) entities in which an Owner own or have a right to acquire an interest, directly or indirectly, other than publicly traded entities in which that Owner own or have a right to acquire, directly or indirectly, less than five percent (5%) in the aggregate, or (v) entities in which an Owner serves as a director or officer.

8.10 Certain Transfers Void. Any Transfer in violation of any of the provisions of this Section VIII shall be null, void, and of no force or effect, and shall not bind or be recognized by the Company.

8.11 Payment of Costs and Expenses. All costs and expenses incurred by the Company in connection with a Transfer of Class A Interests (except for those transfers pursuant to Section 8.8) shall be pre-paid by the transferring Class A Member or, if not paid by the Class A Member, then by the transferee.

8.12 No Release Without Class B Members' Consent. The Transfer of all or any portion of a Class A Member's membership rights and Interests shall not relieve the transferor or transferee of such rights and Interests unless the Class B Members, in writing, release the Class A Member, as such release shall be approved by the Class B Members by the Required Consent.

Section IX
Amendment of Agreement

9.1 Amendments Requiring Consent of Class A Members. This Agreement and the Articles of Organization of the Company may be amended by the Class B Members in accordance with Section 9.2, without the Consent of the Class A Members; however, this Agreement and the Articles of Organization shall not be amended without the Consent of the Class A Members if such amendment would adversely affect the rights, preferences or privileges of the Class A Members. Any Manager shall execute, acknowledge, swear to, and properly file any amendment as Attorney-In-Fact of each Class A Member.

9.2 Amendments by Class B Members. Notwithstanding the limitations set forth in Section 9.1 above, this Agreement and the Articles of Organization may be amended from time to time by the Class B Members, by the unanimous consent of the Initial Members, without the consent or approval of any Class A Member if (i) the amendment is ministerial in nature or for the purpose of clarification, and does not materially adversely affect the interests of the Class A Members; or (ii) the amendment is necessary or appropriate in the opinion of counsel to the Company to satisfy requirements of the Code with respect to the Company and Company allocations or of any federal or state securities laws or regulations, and does not materially adversely affect the interests of any Class A Member; or (iii) the amendment is for the purpose of effecting the admission or withdrawal of a Member; or (iv) the amendment is for the purpose of adding any provisions for the protection of any class of Members; or (v) the amendment is to resolve any ambiguity in this Agreement, or to correct or supplement any provision of this Agreement which may be defective or inconsistent with any other provisions, in each case, as long as the amendment does not materially adversely affect the interests of any Class A Member or any Class B Member. Notwithstanding the foregoing, any amendment to this Agreement that is necessary to effectuate a Change in Control or any transaction contemplated within Section 5.1.3(vii) herein that may otherwise be taken by the approval of a Required Consent shall require the approval of a Required Consent rather than unanimous consent of the Initial Members; provided, however, notwithstanding the foregoing, no amendment may be made to this Agreement that would result in (i) the removal of a Member or the Member's designee as a Manager, or (ii) materially and adversely affecting any of the rights of a Member arising under this Agreement or such Member's relationship with the Company in a disproportionate or disparate manner to other Members of the same Class, including but not limited to, any economic or voting rights or otherwise modifying the rights of a Member, in each case, without such Member's consent. Any amendment made pursuant to this Section, to the extent possible, at the option of the Class B Members, may be made effective as of the date of this Agreement.

Section X
General Provisions

10.1 Assurances. Each Member shall execute all such certificates and other documents and shall do all such filing, recording, publishing, and other acts as the Managers deem appropriate to comply with the requirements of law for the formation and operation of the Company and to comply with any laws, rules, and regulations relating to the acquisition, operation, or holding of the property of the Company.

10.2 Notifications. Any notice, demand, consent, election, offer, approval, request, or other communication (collectively a "notice") required or permitted under this Agreement must be in writing and either delivered personally, sent by certified or registered mail, postage prepaid, return receipt requested or sent by email to the address supplied by the Member. Any notice to be given hereunder by the Company shall be given by the Class B Members. A notice must be addressed to a Member at the Member's last known address on the records of the Company. A notice to the Company must be addressed to the Company's principal office. A notice delivered personally or by email will be deemed given only when acknowledged in writing by the person to whom it is delivered. A notice that is sent by mail will be deemed given three (3) business days after it is mailed. Any party may designate, by notice to all of the others, substitute addresses or addressees for notices; and, thereafter, notices are to be directed to those substitute addresses or addressees.

10.3 Specific Performance. The parties recognize that irreparable injury will result from a breach of any provision of this Agreement and that money damages will be inadequate to fully remedy the injury. Accordingly, in the event of a breach or threatened breach of one or more of the provisions of this Agreement, any party who may be injured (in addition to any other remedies which may be available to that party) shall be entitled to one or more preliminary or permanent orders (i) restraining and enjoining any act which would constitute a breach or (ii) compelling the performance of any obligation which, if not performed, would constitute a breach.

10.4 Complete Agreement. This Agreement constitutes the complete and exclusive statement of the agreement among the Members. It supersedes all prior written and oral statements, including the Prior Agreement and any prior representation, statement, condition, or warranty. Except as expressly provided otherwise herein, this Agreement may not be amended without the written consent of all of the Members.

10.5 Applicable Law. All questions concerning the construction, validity, and interpretation of this Agreement and the performance of the obligations imposed by this Agreement shall be governed by the internal law, not the law of conflicts, of the State of Maryland.

10.6 Section Titles. The headings herein are inserted as a matter of convenience only, and do not define, limit, or describe the scope of this Agreement or the intent of the provisions hereof.

10.7 Binding Provisions. This Agreement is binding upon, and inures to the benefit of, the parties hereto and their respective heirs, executors, administrators, personal and legal representatives, successors, and permitted assigns.

10.8 Jurisdiction and Venue. Any suit involving any dispute or matter arising under this Agreement may only be brought in the United States District Court for the District of Maryland or any Maryland State Court having jurisdiction over the subject matter of the dispute or matter. All Members hereby consent to the exercise of personal jurisdiction by any such court with respect to any such proceeding.

10.9 Terms. Common nouns and pronouns shall be deemed to refer to the masculine, feminine, neuter, singular, and plural, as the identity of the Person may in the context require.

10.10 Separability of Provisions. Each provision of this Agreement shall be considered separable; and if, for any reason, any provision or provisions herein are determined to be invalid and contrary to any existing or future law, such invalidity shall not impair the operation of or affect those portions of this Agreement which are valid.

10.11 Counterparts; Delivery. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original and all of which, when taken together, constitute one and the same document. The signature of any party to any counterpart shall be deemed a signature to, and may be appended to, any other counterpart. Signatures to this Agreement delivered by facsimile, email or other electronic means shall be deemed original signatures, and any counterpart so delivered will be deemed to have been duly and validly delivered and be valid and effective for all purposes. THE PARTIES HERETO EACH REPRESENT THAT THEY AUTHORIZE THIS TRANSACTION TO BE CONDUCTED ELECTRONICALLY AND THAT EACH OF THEM CONSENTS TO THE USE OF ELECTRONIC SIGNATURES FOR ALL PURPOSES IN CONNECTION WITH THIS AGREEMENT.

10.12 Estoppel Certificate. Each Member shall, within ten (10) days after written request by a Manager, deliver to the Company a certificate stating, to the Member's knowledge, that: (i) this Agreement is in full force and effect; (i) this Agreement has not been modified except by any instrument or instruments identified in the certificate; and (iii) there is no default hereunder by the Class B Members, or if there is a default, the nature and extent thereof. If the certificate is not received within that ten (10)-day period, a Manager shall execute and deliver the certificate on behalf of the requested Member, without qualification, pursuant to the power of attorney granted in Section 5.6.

10.13 No Foreclosure. Pursuant to Section 4A-607 of the Act, the Members agree that no Court shall order a foreclosure of the interest of any Members in the Company (or any portion thereof) subject to a charging order to satisfy a debt owed by such Member to a creditor.

10.14 Waiver of Trial by Jury. THE PARTIES HERETO HEREBY AGREE TO WAIVE ANY RIGHTS THEY MIGHT OTHERWISE HAVE TO A TRIAL BY JURY UNDER ANY PROVISION OF ANY APPLICABLE LAW.

10.15 Scope of Representation; Waiver of Potential Conflicts of Interest. Each of the Members acknowledges (i) that in connection with the negotiation of this Agreement, the law firm of Gordon Feinblatt LLC (the "**Firm**") is counsel only to the Company and not any other individual Member, (ii) that the Members have been advised to retain separate legal counsel in connection with the review of the terms and conditions of this Agreement; and (iii) that each of the parties hereto has been advised of, and hereby waives, any potential conflict that may arise as a result of the Firm's future representation of any party hereto or their respective affiliates in ther transactions.

10.16 Waiver of Partition. Each Member (and its representatives, successors and permitted assigns) hereby irrevocably waives any and all right to maintain any actions for partition or to compel any sale with respect to any assets or properties of the Company.

10.17 Representations and Warranties of Members. Each Member hereby represents, warrants and covenants to the other Members that the following are/were true and correct as of the date of admission as a Member of the Company: (a) such Member has/had full power and authority to execute, deliver, and perform this Agreement in accordance with its terms, and this Agreement constitutes the valid and binding obligation of such Member, enforceable against such Member in accordance with its terms; and (b) such Class B Member is acquiring the Interests for investment purposes and not with a view towards distribution of the Interests.

10.18 Dispute Resolution/Arbitration.

10.18.1 For the purposes of this Agreement, a "**Dispute**" shall be deemed to occur in the event of a disagreement among the Class B Members as to whether a Material Breach has occurred, or a material disagreement between the Company and one or more Members. The Members in the Dispute will participate in the dispute resolution procedures set forth in this Section (a "**Procedure**"). These dispute resolution procedures constitute a binding agreement among the Members and the Company to arbitrate under Maryland law. The parties expressly waive any rights they may have to trial by court and by jury with respect to any such Dispute, except as set forth herein. The arbitration proceedings (the "**Arbitration**") shall be conducted in in the State of Maryland before a sole arbitrator selected by the Judicial Arbitration and Mediation Services, Inc. ("**JAMS**") under the JAMS Rules of Practice and Procedure (the "**Arbitrator**"). A Member may initiate a Procedure (the "**Initiating Party**") by giving notice (the "**Arbitration Notice**") to the Company, the other Members involved in the Dispute and the Arbitrator specifying in reasonable detail the nature of the Dispute. The parties shall have the right to be represented by counsel in connection with the Arbitration. The responsibility for paying the costs and expenses of the Arbitration, including compensation to the Arbitrator and any experts retained by the Arbitrator, shall be allocated among the Members that are the parties to the Dispute (the "**Disputing Parties**") in a manner determined by the Arbitrator to be fair and reasonable under the circumstances. Each Disputing Party shall be responsible for the fees and expenses of its respective counsel, consultants and witnesses, unless the Arbitrator determines that compelling reasons exist for allocating all or a portion of such costs and expenses to one or more other Disputing Parties, including accountant and advisor fees and all such fees and costs incurred during the parties' efforts to reach agreement and through Mediation and Arbitration. The Arbitrator will not have the power to award any consequential or punitive damages.

10.18.2 The Arbitrator, in his or her discretion, may permit reasonable pre-hearing discovery of facts to the extent necessary to establish a claim or a defense to a claim, subject to supervision by the Arbitrator. The Arbitrator shall apply Maryland law to the issues and shall render an award deciding under Maryland law all claims presented by the parties. The determination of the Arbitrator shall be conclusive and binding upon the parties and shall be enforceable under the Maryland Arbitration Act. Judgment upon the same may be entered in any court having jurisdiction over the subject of the Arbitration. The Arbitrator shall give written notice to the parties stating his or her determinations, and shall furnish to each party a signed copy of such determination. The parties intend for the Arbitration to be conducted expeditiously. The Arbitration shall occur within thirty (30) days after the date the Arbitration Notice was given. The Arbitrator shall come to a conclusion within 15 days after the date of the last Arbitration session. The foregoing time for the Arbitration to occur may be modified if the parties mutually agree to such modification.

10.18.3 Each party hereby consents to the submission of disputes to Arbitration in the manner and in accordance with the terms set forth herein, consents to enforcement of the decisions of the Arbitrator by any court of and in the State of Maryland, submits to the jurisdiction of the courts of and in the State of Maryland for purposes of enforcing this arbitration agreement, and consents to venue in the Circuit Court for [Baltimore] County with respect to enforcement of the Arbitration award or any other matters relating to the Arbitration.

10.18.4 This Agreement does not preclude the Company or any Member from seeking an injunction or other equitable relief from a court of competent jurisdiction: (i) to prevent imminent or irreparable injury; (ii) to protect the Company's intellectual property; (iii) to compel arbitration in accordance with this Agreement; (iv) in order to preserve the status quo pending Arbitration; or (v) to enforce the obligations under any restrictive covenants of a Member.

[counterpart signature page follows]

IN WITNESS WHEREOF, the parties hereto have affixed their hands and seals as of the date first written above.

COMPANY:

JMD INNOVATIONS, LLC

By: DocuSigned by: 2CE34DB9E86E490... ____________________(Seal)
Frederick Michael Gugat, President

CLASS B MEMBERS:

DocuSigned by: David J. Hirshfeld
CA56D7376C9F4EE... ____________________(Seal)
David J. Hirshfeld

DocuSigned by:
2CE34DB9E86E490... ____________________(Seal)
Frederick Michael Gugat

DocuSigned by: Jay LeBow DPM
9AE6D4530EB241D... ____________________(Seal)
Dr. Jay S. Lebow, D.P.M

DocuSigned by:
676D74F36A9D4AA... ____________________(Seal)
Sameel Osuri

JOINDER TO SECOND AMENDED AND RESTATED OPERATING AGREEMENT OF JMD INNOVATIONS, LLC

This Joinder to the Second Amended and Restated Operating Agreement of JMD Innovations, LLC (this "Joinder Agreement") is made as of May 16, 2022, by the undersigned (the "Joining Member").

WHEREAS, JMD Innovations, LLC, a Maryland limited liability company (the "Company") and its members are parties to that certain Second Amended and Restated Operating Agreement, as amended from time to time (the "Operating Agreement");

WHEREAS, the Joining Member is purchasing 3 Units of membership interest in the Company pursuant to a Subscription Agreement dated as of the date hereof (the "Subscription Agreement"); and

WHEREAS, pursuant to the Subscription Agreement, the Joining Member has agreed to join and to be bound by the terms of the Operating Agreement, a copy of which has been provided to the Joining Member, and become a Member of the Company.

NOW, THEREFORE, in consideration of the mutual agreements set forth in the Operating Agreement and as a condition of issuance of the Incentive Units to the Joining Member, the Joining Member hereby joins and agrees to continue to be bound by the Operating Agreement.

IN WITNESS WHEREOF, the Joining Member has executed this Joinder Agreement to the Operating Agreement, under seal, the date first above written.

JOINING MEMBER:

DocuSigned by:
Dr. William Goldiner
09F25D22D1BA426
(SEAL)
Print Name: Dr. William Goldiner

Company Acknowledgment

The Company hereby admits the Joining Member as a Member of the Company, effective as of 5/16/2022 5/16/2022.

JMD INNOVATIONS, LLC

By: DocuSigned by:
Michael Gugat, CEO

JOINDER TO SECOND AMENDED AND RESTATED
OPERATING AGREEMENT OF
JMD INNOVATIONS, LLC

This Joinder to the Second Amended and Restated Operating Agreement of JMD Innovations, LLC (this "Joinder Agreement") is made as of 9/9/2022, 2022, by the undersigned (the "Joining Member").

WHEREAS, JMD Innovations, LLC, a Maryland limited liability company (the "Company") and its members are parties to that certain Second Amended and Restated Operating Agreement, as amended from time to time (the "Operating Agreement");

WHEREAS, the Joining Member is purchasing 3 Units of membership interest in the Company pursuant to a Subscription Agreement dated as of the date hereof (the "Subscription Agreement"); and

WHEREAS, pursuant to the Subscription Agreement, the Joining Member has agreed to join and to be bound by the terms of the Operating Agreement, a copy of which has been provided to the Joining Member, and become a Member of the Company.

NOW, THEREFORE, in consideration of the mutual agreements set forth in the Operating Agreement and as a condition of issuance of the Incentive Units to the Joining Member, the Joining Member hereby joins and agrees to continue to be bound by the Operating Agreement.

IN WITNESS WHEREOF, the Joining Member has executed this Joinder Agreement to the Operating Agreement, under seal, the date first above written.

JOINING MEMBER:

DocuSigned by:
Steven Bond
48EC4223C1B94E6... (SEAL)
Print Name: Steven Bond

Company Acknowledgment

The Company hereby admits the Joining Member as a Member of the Company, effective as of 9/10/2022.

JMD INNOVATIONS, LLC

DocuSigned by:
By: Mike Gugat
2CE34DB9E86E499...
Michael Gugat, CEO

JOINDER TO SECOND AMENDED AND RESTATED OPERATING AGREEMENT OF JMD INNOVATIONS, LLC

This Joinder to the Second Amended and Restated Operating Agreement of JMD Innovations, LLC (this "Joinder Agreement") is made as of February 8, 2023, by the undersigned (the "Joining Member").

WHEREAS, JMD Innovations, LLC, a Maryland limited liability company (the "Company") and its members are parties to that certain Second Amended and Restated Operating Agreement, as amended from time to time (the "Operating Agreement");

WHEREAS, the Joining Member is purchasing 1 Units of membership interest in the Company pursuant to a Subscription Agreement dated as of the date hereof (the "Subscription Agreement"); and

WHEREAS, pursuant to the Subscription Agreement, the Joining Member has agreed to join and to be bound by the terms of the Operating Agreement, a copy of which has been provided to the Joining Member, and become a Member of the Company.

NOW, THEREFORE, in consideration of the mutual agreements set forth in the Operating Agreement and as a condition of issuance of the Incentive Units to the Joining Member, the Joining Member hereby joins and agrees to continue to be bound by the Operating Agreement.

IN WITNESS WHEREOF, the Joining Member has executed this Joinder Agreement to the Operating Agreement, under seal, the date first above written.

JOINING MEMBER:

____________________ (SEAL)
Print Name: Thomas Minkin

Company Acknowledgment

The Company hereby admits the Joining Member as a Member of the Company, effective as of February 7, 2023.

JMD INNOVATIONS, LLC

DocuSigned by:
By: ____________________
2CE34DB9E86E499...
Michael Gugat, CEO

JOINDER TO SECOND AMENDED AND RESTATED OPERATING AGREEMENT OF JMD INNOVATIONS, LLC

This Joinder to the Second Amended and Restated Operating Agreement of JMD Innovations, LLC (this "Joinder Agreement") is made as of 7/31/2023, 2022, by the undersigned (the "Joining Member").

WHEREAS, JMD Innovations, LLC, a Maryland limited liability company (the "Company") and its members are parties to that certain Second Amended and Restated Operating Agreement, as amended from time to time (the "Operating Agreement");

WHEREAS, the Joining Member is purchasing 3 Units of membership interest in the Company pursuant to a Subscription Agreement dated as of the date hereof (the "Subscription Agreement"); and

WHEREAS, pursuant to the Subscription Agreement, the Joining Member has agreed to join and to be bound by the terms of the Operating Agreement, a copy of which has been provided to the Joining Member, and become a Member of the Company.

NOW, THEREFORE, in consideration of the mutual agreements set forth in the Operating Agreement and as a condition of issuance of the Incentive Units to the Joining Member, the Joining Member hereby joins and agrees to continue to be bound by the Operating Agreement.

IN WITNESS WHEREOF, the Joining Member has executed this Joinder Agreement to the Operating Agreement, under seal, the date first above written.

JOINING MEMBER:
Jamsuk Center LLC

DocuSigned by:
Sudip Patel
53AC4741F3184E4... (SEAL)
Print Name: Sudip Patel

Company Acknowledgment

The Company hereby admits the Joining Member as a Member of the Company, effective as of 7/31/2023.

JMD INNOVATIONS, LLC

DocuSigned by:
By: Frederick M. Gugat
2CE34DB9E86E499...
Michael Gugat, CEO

ATTACHMENT A

SECOND AMENDED AND RESTATED OPERATING AGREEMENT

LIST OF MEMBERS, CLASS OF INTEREST, AND PERCENTAGES

As of April 1, 2022

Name	Class of Interest	Units	Percentages Initial	Percentages Post Offering
David J. Hirshfeld	B	28.5	31 2/3 %	28.5%
Frederick Michael Gugat	B	28.5	31 2/3%	28.5%
Dr. Jay S. LeBow	B	28.5	31 2/3%	28.5%
Sameel Osuri**	B	4.5	5 .00%	4.5%
Investors***	A	10	0.000%	10.000%
Service Provider Profits Interests****	C			
Total		**100**	**100.000%**	**100.000%**

* Assumes full Investor participation in offering
** Represents a voting Profits Interest
***The list of investors shall appear on a separate schedule maintained with the books and records of the Company
**** The list of Class C Member service providers shall appear on a separate schedule maintained with the books and records of the Company